SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

Pacific Drilling S.A.
(Name of Issuer)

Common shares, par value $0.01 per share
(Title of Class of Securities)

L7257P106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. L7257P106	13G	Page 1 of 5 Pages

1		Name of Reporting Person Quantum Pacific (Gibraltar) Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Gibraltar
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power : 0 common shares
	6	Shared Voting Power: 150,000,000 common shares
	7	Sole Dispositive Power: 0 common shares
	8	Shared Dispositive Power: 150,000,000 common shares
9		Aggregate Amount Beneficially Owned by Each Reporting Person 150,000,000 common shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent Of Class Represented By Amount In Row 9 69.2%
12		Type of Reporting Person CO

CUSIP No. L7257P106	13G	Page 2 of 5 Pages

1		Name of Reporting Person Quantum Pacific International Limited (1)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power : 0 common shares
	6	Shared Voting Power: 150,000,000 common shares
	7	Sole Dispositive Power: 0 common shares
	8	Shared Dispositive Power: 150,000,000 common shares
9		Aggregate Amount Beneficially Owned by Each Reporting Person 150,000,000 common shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent Of Class Represented By Amount In Row 9 69.2%
12		Type of Reporting Person CO

(1) The 150,000,000 common shares of Pacific Drilling, S.A. owned by Quantum Pacific (Gibraltar) Limited may be deemed to be beneficially owned by Quantum Pacific International limited, as Quantum Pacific (Gibraltar) Limited is a wholly-owned subsidiary of Quantum Pacific International Limited; the indirect ultimate owner of Quantum Pacific International Limited is a trust in which Idan Ofer and certain members of his family are the primary beneficiaries.

CUSIP No. L7257P106	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Pacific Drilling S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16, Avenue Pasteur
L-2310 Luxembourg

Item 2(a).	Name of Person Filing:

Quantum Pacific (Gibraltar) Limited Quantum Pacific International Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Quantum Pacific (Gibraltar) Limited –57/63 Line Wall Road, Gibraltar

For Quantum Pacific International Limited –c/o Links International, 9 Bd des Moulins, MC 98000 MONACO

Item 2(c)	Citizenship:

See Item 4 on each cover page hereto.

Item 2(d).	Title of Class of Securities:

Common shares, par value $0.01 per share

Item 2(e).	CUSIP Number:

L7257P106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

CUSIP No. L7257P106	13G	Page 4 of 5 Pages

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 150,000,000 common shares

(b)	Percent of Class: 69.2%

(c)	Number of shares as to which such person has:

	(i)	See the responses to Item 5 on the attached cover pages.

	(ii)	See the responses to Item 6 on the attached cover pages.

	(iii)	See the responses to Item 7 on the attached cover pages.

	(iv)	See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. L7257P106	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 9, 2012

Quantum Pacific International Limited	/s/ J. F. Megginson
	Name:	J. F. Megginson
	Title:	Director

Quantum Pacific (Gibraltar) Limited	/s/ J. F. Megginson
	Name:	J. F. Megginson
	Title:	Director